Arctos Petroleum Corp.

(Formerly Camflo International Inc.)

Management’s Discussion and Analysis

3rd Quarter Report

September 30, 2004

The following discussion and analysis of the operations, cash flows and financial position of the Company for the quarter ended September 30, 2004 should be read in conjunction with the September 30, 2004 Interim Financial Statements and audited financial statements and MD&A for the year ended December 31, 2003. The effective date of this report is November 29, 2004.

Forward Looking Statements

Except for historical information, the Management’s Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the acquisition, exploration and development, production, and marketing of petroleum and natural gas. Camflo International Inc. and Spearhead Resources Inc. amalgamated on September 30, 2004 with the resulting company called Arctos Petroleum Corp. (“Arctos”).  The Company was called for trading on the TSX Venture Exchange, under the symbol APO, on Monday October 4, 2004.  Arctos holds in excess of 80,000 acres with an average working interest of 55% and operates over 60% of its core areas. These core areas are Joffre, Alexander, Prairie River, Rainbow Lake, Suffield, Snipe Lake and McGowan. Joffre, Alexander, Rainbow Lake, Suffield and McGowan are light oil properties. Prairie River and Snipe Lake have natural gas potential. The production is split 70% light oil and 30% natural gas.

The resource industry in which the Company is engaged is, in general, highly competitive. Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company. Thus, a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties. Due to the competitive pressures currently facing the Company, The Company will focus on continuing to develop the projects it already has an interest in, and continue to seek medium risk plays below the target level of income trust funds.

Oil and Gas Interests

Joffre Prospect, Alberta

The Company purchased a 32% working interest on the Joffre oil and gas property in central Alberta.

Alexander Prospect, Alberta

The Company has entered into an agreement to acquire a 35% net working interest of petroleum and natural gas rights in four sections of land with potential for multiple oil and gas formations in the Alexander prospect near Edmonton, Alta. The agreement calls for the Company to pay 70% of the costs of drilling and completion of two re-entry oil wells (known as the 3-7 and 12-7 wells) and two new gas wells for a 70% working interest before payout, subject to a convertible overriding royalty of 15%. After payout to the Company on these four

Arctos Petroleum Corp.

(formerly Camflo International Inc.)

Management’s Discussion and Analysis

3rd Quarter Report

September 30, 2004

wells, the convertible overriding royalty will convert to a 35% working interest, leaving the Company a 35% net working interest. By drilling these wells, the Company has earned an option to participate in additional wells on these four sections on a straight-up basis (35% of costs for a 35% working interest) as well as an additional three contiguous sections (area of mutual interest) also on a straight-up basis. The 12-7 well is currently shut-in pending completion of a production battery and the 3-7 well will be utilized as a water disposal well.

The Company has a 35% working interest in a completed gas well 3A-7 (Belly River shallow gas well). The well is currently shut-in awaiting tie-in to production facilities. Pursuant to its option as disclosed above, The Company participated as to its 35% net Working Interest (“WI”) in the 6- 7-57-1-W5 well that was drilled and cased in anticipation for production of commercial quantities of oil and gas. The Company also plans to participate for a 30% net WI in a Belly River well, 5-8-57-1-W5, that is expected to be drilled this fall.

Snipe Lake Project, Alberta

The Company has acquired a 10% working interest of petroleum and natural gas rights in four sections of land north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie -in of a test well, known as the 3-28 well, before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest in one section of land. By drilling this well, the Company earns an option to participate in further exploration in an additional three contiguous sections at the same terms and conditions. The 3-28 test well was completed during the year and has been flow-tested (with I.P. rates of 5 mmcf/d from two zones). A pipeline for this well is expected to be built in 2004.

The Company, with its partners, also drilled a 2,800-metre well to test the Slave Point formation at 9-29-69-17W5. The well did not find commercial quantities of hydrocarbons and was subsequently abandoned.  By participating in the 3-28 and the 9-29 wells, the Company has earned a 5-per-cent working interest in all rights in four sections of land in the area.  Also, as a result of grouping an adjacent license with the 3-28 well, The Company and its partners earned an aggregate 75 per cent (net 3.75% to the Company) interest in seven additional sections of land.

The Company acquired a 6.5% interest in three additional sections of mineral rights in the Snipe Lake project area in Crown land sales. In addition, during the period, the Company acquired a 20% interest in seven additional sections of mineral rights in the Snipe Lake area at a Crown Land sale. This additional land adjoins the Company’s existing Snipe Lake holdings.  Additional seismic was recently shot and processed which has identified four more drillable prospects on the Company’s property.  The Company now has varying interests from 3.75% to 20% in a total of 21 sections of petroleum and natural gas leases on this project.

Arctos Petroleum Corp.

(formerly Camflo International Inc.)

Management’s Discussion and Analysis

3rd Quarter Report

September 30, 2004

Rainbow Lake Project - Black Creek, Northern Alberta

The Company has entered into an agreement to acquire a 68% working interest in three sections of land in the Rainbow area of Alberta near Black Creek. The agreement calls for the Company to pay 68% of the costs of drilling and completion of a well to test the Keg River reef as defined by 3-D seismic. The Company will have a 68% working interest before payout, reverting to a 34% working interest after payout, in the petroleum and natural gas rights.

In addition, the Company has the right to participate, by way of an option, on three sections of adjoining lands with a similar anomaly. The Company and its partners have drilled and cased the well, 3-18-110-09-W6, at Rainbow Lake. The service rig started its test on this multi-zone well, but due to warm weather and earlier than usual breakup, the test was suspended and will resume as soon as conditions allow. The Muskeg and Jean Marie formations will be tested for potential oil production and the Sulphur Point formation will be tested for the potential of natural gas production. On a successful completion, this well has set up two more drillable locations.

Prairie River Prospect, Alberta

The Company entered into an agreement to acquire a 21.5% net working interest in a gas well re -completion, known as the 15-16 well, in one section of land in the Prairie River area of Alberta. The agreement calls for the Company to pay 35% of the costs, approximately $56,420, of re -completion for a 21.5% working interest of petroleum and natural gas rights. In addition, the Company took an option on three sections of adjoining lands by paying 40% of a subsequent seismic program and drilling an additional well at 100% working interest before payout and 49.5% working interest after payout at the Company's election.

On October 15, the 15-16 well was placed in production at Prairie River. The well came on stream at an initial rate of approximately 800 mcf/d, with the rate declining slightly since commencement of production. The Company has 21.5% net working interest in this well.

The Company and its partners have shot and reviewed seismic off-setting the15-16 well. The seismic identified an offset location to this well at 16-17-69-16 W5. The new location has been built and the well is expected to be drilled during the fall as there was not sufficient time prior to breakup. The Company renegotiated its previous option agreement and has agreed to participate as to a 51.25% working interest before payout reverting to a 31% working interest after payout in the new well and will have earned this interest in the three sections of petroleum and natural gas leases originally optioned. With facilities in place the 16-17 well, if successful, could be placed on production immediately.

Goose River Prospect, Alberta

The Company entered into an agreement to acquire a 30% working interest in four sections of petroleum and natural gas leases in the Goose River area of Alberta. The agreement calls for the Company to pay 30% of the cost of drilling and completing a test well which has been technically defined by seismic data. The Company will have a 30% working interest before payout, reverting to an 18% working interest after payout in the test well and will earn an 18% net working interest in all four sections of land. This multi-zone test well, at 6-3- 69-17-W5, has been drilled and cased in expectation for production of commercial quantities of oil and gas. In addition, The Company has the right to participate on the same terms, by way of an

Arctos Petroleum Corp.

(formerly Camflo International Inc.)

Management’s Discussion and Analysis

3rd Quarter Report

September 30, 2004

option, on eight sections of adjoining lands with similar geological objectives. These twelve sections of land are contiguous to the Company’s acreage in the Snipe Lake and Prairie River areas in Northern Alberta.

The Company acquired an additional 8% working interest in the Goose River test well as a result of a partner not participating in this well. All remaining partners picked up their proportionate working interests. The additional interest has a 500% penalty payment provision associated against the non participating party. Once 500% of the total costs of this operation have been recovered the non-participating party will reacquire the 8% working interest from the Company.

Results of Operations

On July 7, 2004, the Company entered into a Petroleum and Natural Gas Rights Conveyance Agreement with Spearhead Resources Inc. (“Spearhead”), whereby the Company purchased Spearhead’s 32% working interest in the Joffre oil and gas property located in Alberta (the "Joffre Property "). Under the terms of the agreement, the Company paid a purchase price of $3,500,000.

On July 7, 2004, the Company entered into an Amalgamation Agreement with Spearhead Resources Inc., whereby the Company and Spearhead agreed to amalgamate on the basis that the Company’s shareholders would receive three shares of the newly formed company for every four shares of the Company held, while the Spearhead shareholders would receive one share of the newly formed company for every share of Spearhead held.  On September 22, 2004 the Shareholders approved the Amalgamation and on September 30, 2004 the amalgamation was completed with the resulting company called Arctos Petroleum Corp. (“Arctos”).

The Company’s shareholders will receive 19,908,250 shares of Arctos and the Spearhead shareholders will receive 20,532,105 shares of Arctos.  The outstanding share purchase options and share purchase warrants will be exchanged for share purchase options and warrants of Arctos on the basis described above.  The new board of directors will consist of three former Company directors and two former Spearhead directors. As a result of this share exchange and the composition of the new board of directors the shareholders of Camflo will acquire control of Arctos and consequently, for accounting purposes, Camflo will be deemed to be the acquirer.  The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets of Spearhead acquired are as follows:

Cash	$ 41,770
Other current assets	1,175,468
Resource properties	14,412,206
Capital assets	11,673
Less: liabilities	(7,428,275)

$ 8,212,842

For the nine months ended September 30, 2004, the Company reported revenues from its oil and gas investments of $137,667 and an operating profit of $7,000.

Arctos Petroleum Corp.

(formerly Camflo International Inc.)

Management’s Discussion and Analysis

3rd Quarter Report

September 30, 2004

The Company reported a net loss for the nine months ended September 30, 2004 of $512,286 compared to a net loss of $230,247 in the corresponding period in 2003.  The increase in the loss is due to an increase in corporate activities particularly the costs associated with the Amalgamation and an increase in consulting and management fees as well as investor/shareholder information and travelling expenses.  The increase in management and consulting fees is a result of the increased activities and growth of the Company.  At this time, the Company has no employees or in-house support staff.  The day-to-day operations and overview of the affairs of the Company, including the oil and gas interests, are provided by three directors of the Company (See Related Party Transactions).  In addition, the Company from time to time retains the services of other directors and pays a consulting fee for such services. Investor relations and shareholder communications expenses have increased as a result of the increased financings.   The Company has taken a more aggressive approach to investor awareness during financing periods to assist in completing the financings.  The travel and accommodation expense relates to out of town meetings relating to the amalgamation and investigating acquisitions of oil and gas interests.

The Company issued 19,914,273 common shares in the period for net gross proceeds of $7,550,404 and 20,532,105 shares for the acquisition of Spearhead Resources Inc.  The share issuances together with the consolidation resulted the issued and outstanding share capital increasing to 40,440,355 common shares without par value.

Share Purchase Warrants

At September 30, 2004, there were 7,705,527 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
987,500	$0.30	October 7, 2004
750,000	$0.30	August 22, 2005
300,000	$0.10	November 10, 2005
150,000	$0.60	January 30, 2005
1,599,000	$0.45	January 30, 2006
2,700,000	$0.10	February 12, 2006
1,219,027	$0.50	January 12, 2006

7,705,527

Arctos Petroleum Corp.

(formerly Camflo International Inc.)

Management’s Discussion and Analysis

3rd Quarter Report

September 30, 2004

Summary of Quarterly Results

	2004			2003				2002
Period ended	Sep. 30 Q3	June 30 Q2	Mar. 31 Q1	Dec. 31 Q4	Sep. 30 Q3	Jun. 30 Q2	Mar. 31 Q1	Dec. 31 Q4
Gross Profit	$(4,991)	$51,223	$59,934	-	-	-	-	-
Income (loss) before extraordinary items	($192,168)	($156,474)	($100,444)	($384,405)	($97,466)	($88,893)	($32,592)	N/A
Basic per Share	$(0.01)	($0.01)	($0.01)	($0.058)	($0.01)	($0.02)	($0.01)	N/A
Diluted Per Share	$(0.01)	($0.01)	($0.01)	($0.058)	($0.01)	($0.02)	($0.01)	N/A
Net Income (loss)	$(192,168)	($188,074)	($132,044)	($384,405)	($97,466)	($88,893)	($32,592)	N/A
Basic per Share	($0.01)	($0.01)	($0.01)	($0.058)	($0.01)	($0.02)	($0.01)	N/A
Diluted per Share	($0.01)	($0.01)	($0.01)	($0.058)	($0.01)	($0.02)	($0.01)	N/A

Revenue for the quarter ended September 30, 2004 was lower than the preceding quarter due to higher operating costs and a reduction in production.  The net loss was $192,168 for the quarter, somewhat higher than the net loss of $156,474 reported in the prior quarter due to an increase in general and administrative expenses in the quarter. The fluctuation in administrative expenses is dependent on a number of factors including the level of operating and financing activity the Company undertakes from quarter to quarter. The increased expenses were professional fees, travel, and shareholder communications.  The increase in these expenses is a direct result of the amalgamation with Spearhead Resources Inc.

Related Party Transactions

During the quarter, the Company incurred approximately $59,795 of charges by directors or companies with common directors for management, consulting and professional fees. Under agreements with its management and consultants, the Company pays monthly management and consulting fees of $14,000 to related parties.

Liquidity and Capital Resources

During the fourth quarter of 2003, the Company commenced oil and gas production in Alberta and realized operating revenues from these activities. In addition, with amalgamation with Spearhead, the Company anticipates an increase of revenues. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations and in the near term will continue to rely upon these sources of capital to finance its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s revenues as well as its ability to raise capital to acquire and explore resource properties.

At September 30, 2004 the Company had a working capital deficiency of $6,275,971, the Company will require additional financing to maintain current operations.

Arctos Petroleum Corp.

(formerly Camflo International Inc.)

Management’s Discussion and Analysis

3rd Quarter Report

September 30, 2004

Critical Accounting Estimates

See Note 2 to the December 31, 2003 year-end audited financial statements for the Company’s significant accounting policies.

Changes in Accounting Policies

In January 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented.  Under the new method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise period with a corresponding increase to contributed surplus.  Previously, the Company accounted for stock-based compensation using the settlement method and no compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  As a result of the change in accounting policy, the December 31, 2003 comparative figures on the Balance Sheet have increased accumulated deficit by $55,513 and contributed surplus increased by $55,513.

Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, loans payable, promissory notes payable, convertible debentures payable, and amounts owing to related parties. Terms of the financial instruments are fully disclosed in the Company’s financial statements. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from its financial instruments and that their fair values approximate their carrying values unless otherwise noted.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.